FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Restructuring Update

Paris, France – May 12, 2017

On March 3, 2017, CGG S.A (“CGG” or the “Company”) entered into a financial restructuring process with the aim of significantly reducing debt levels and related cash interest costs to align them with its cash flows. In order to facilitate such restructuring discussions held under the aegis of a mandataire ad hoc, CGG has executed non-disclosure agreements (“NDAs”) and initiated discussions with (i) certain members of the ad hoc committee representing a majority in principal amount of the secured debt (the “Secured Lenders Coordinating Committee”), (ii) members of the ad hoc Committee representing c. 40% of the aggregate principal amount of the Senior Notes (the “ad hoc Committee of Senior Notes”), (iii) the representative of the masses of holders of OCEANEs (Convertible Bonds) (who also holds c. 8.9% of the Convertible Bonds maturing in 2019 and c. 10.0% of the Convertible Bonds maturing in 2020), (iv) DNCA, a shareholder representing c. 7.9% of the share capital and c. 7.7% of the voting rights of the Company, as well as c. 19.1% of the aggregate principal amount of the Senior Notes maturing in 2020 and c. 20.7% of the Convertible Bonds maturing in 2020 and (v) two other significant shareholders, Bpifrance Participations representing c. 9.4% of the share capital and c. 10.8% of the voting rights of the Company and AMS Energie representing c. 8.3% of the share capital and c. 8.1% of the voting rights of the Company, (collectively the “Stakeholders”).

Pursuant to the NDAs, CGG is required to publicly disclose, by May 12, 2017, the status at that date of the negotiations regarding the financial restructuring and certain previously confidential information, including selected financial targets and additional information on its business segments.

The presentation attached hereto, entitled “Overview of the Business Plan & Financial Restructuring Proposal” and posted on the Company’s investor website, summarizes the status of negotiations and (on pages 7 to 17) the previously confidential information referred to above, in particular certain information related to the Business Plan 2017-2019, which is being furnished to satisfy the Company’s obligations under the NDAs as well as its public disclosure obligations in respect of all material non-public information that has been shared with the Stakeholders in the course of discussions.

Business Plan 2017-2019 outlook

In the light of market environment assumptions retained in the 2017-2019 Business Plan and the Company’s industrial and financial performance, CGG proposed on March 3, 2017, when it released its results for the fourth quarter of 2016, a financial restructuring path involving the full conversion of its unsecured debt into equity and the extension of the maturities of its secured debt.

Status of the negotiations

CGG and its Stakeholders have been engaged in extensive discussions over several weeks on the terms of a financial restructuring plan to address its capital structure constraints.

To date, the positions of the various Stakeholders have not converged towards a proposal agreed by all parties. However, all the latest positions tabled by the various Stakeholders, which are detailed in the attached presentation, meet the Company’s objectives of full equitization of existing unsecured debt, extension of the maturity of the secured debt and financial flexibility through inter alia additional new money to confront various business scenarios.

The principal area of negotiation has centered around the sharing of value between Stakeholders, since an amicable restructuring in France involving debt conversion into equity requires the approval of the relevant creditors and the extraordinary shareholders’ general meeting, regardless of the legal priority of claims in the capital structure.

In any event, any restructuring plan that requires the full equitization of approximately $2.0 billion (including accrued interest) of Senior Notes and Convertible Bonds will result in significant dilution to shareholders and/or other investors in the Company’s capital structure.

The Company has put forward a proposal that is in its corporate interest, preserves the Group’s integrity and provides a framework for long-term sustainability for the Company’s businesses, employees and customers. In addition, it offers to current shareholders an opportunity to participate in the Company’s recovery. This proposal is supported by DNCA (in its capacity of a long standing institutional shareholder, bondholder and convertible bondholder of the Company) and the Secured Lenders Coordinating Committee. The proposal does not have the support of other Stakeholders. The proposals put forward by other Stakeholders can be seen on pages 20 to 29 and 47 to 56 of the attached presentation.

Under the terms of the Company’s proposal (which is detailed in the attached presentation), the ownership percentages of the existing shareholders in the Company (see pages 39 and 41 of the attached presentation) would be:

-	4.9% after equitisation of the Senior Notes and the Convertible Bonds (the “Unsecured Debt Equitisation”) but before exercise of the $4 warrants; and 10.3% after exercise of these warrants;

-	10.4% after the Unsecured Debt Equitisation and the Rights Issue with Warrants (ABSA) and the issue of New HYB with Penny Warrants but before exercise of the $4 and $5 warrants; 14.3% after exercise of the $4 warrants; and 19.4% after exercise of both the $4 and $5 warrants;

-	3.9% after the Unsecured Debt Equitisation should shareholders decide not to subscribe to the Rights Issue with Warrants (ABSA) nor to exercise their $4 warrants, after the Rights Issue with Warrants (ABSA) and the issue of New HYB with Penny Warrants. In addition, shareholders would get any proceeds from the disposal of their $4 warrants and of their preferred rights linked to the Rights Issue with Warrants (ABSA).

We will continue to seek to negotiate the terms of a comprehensive restructuring transaction that meets the Company’s key objectives with our Stakeholders, and will strive to obtain sufficient support from all of their constituencies, although there can be no assurances in that respect.

CGG has an interest payment of approximately $12.4 million due on May 15, 2017 in respect of its 5.875% Senior Notes due 2020 (the “2020 Notes”). Although it has sufficient cash on hand to make the payment, CGG has elected not to do so and to use the 30-day grace period during which it retains the right to pay the interest due to the holders of the 2020 Notes and thereby remain in compliance with the indenture governing the 2020 Notes. Failure to make such interest payment by the end of the 30-day grace period would result in an “Event of Default” under the indenture. CGG believes that it has sufficient liquidity to continue meeting all of its obligations during the grace period.

CGG will consider shortly commencing voluntary court proceedings, potentially in multiple jurisdictions. These court-supervised processes preserve the company’s liquidity and the value of its business, and, as numerous companies have demonstrated, can be an effective way of achieving an efficient debt restructuring with minimal disruption to the business.

In parallel with our financial restructuring process, we remain focused on our high level of services to our customers and quality of our integrated product offerings.

Jean-Georges Malcor, CEO of CGG, comments that “The discussions have been complex due to the significant efforts required from all the Stakeholders. The proposal put forward by us is in the corporate interest of the Company. It preserves the Group’s integrity and provides a framework for long-term sustainability for the Company’s businesses, employees and customers. This restructuring proposal relies on a significant deleveraging with a gross debt reduction from approximately $3 billion to approximately $1 billion through conversion into equity and provides the Company with the financial flexibility to address the various recovery scenarios. Shareholders have the option to take a significant part in the recovery of the Company post-restructuring, through the rights issue and the two proposed sets of warrants. The proposal is supported by several of our key Stakeholders. We are seeking to secure the support of additional Stakeholders to this comprehensive proposal.”

The trading of CGG shares and Convertible Bonds (Shares Code ISIN: FR 0013181864, Convertible Bonds maturing 2019 : FR 0011357664, Convertible Bonds maturing 2020 Code ISIN : FR 0012739548) will be suspended by Euronext until 12 May 2017, 3:30pm.

The attached presentation entitled: Overview of the Business Plan & Financial Restructuring Proposal, is a part of this press release.

Overview of the Business Plan & Financial Restructuring Proposal May 12, 2017

Disclaimer This presentation has been prepared by CGG S.A. (“CGG”) in the context of the negotiations between it and certain of its creditors and other stakeholders in respect of a potential restructuring plan and only for those purposes. This document contains forward-looking statements, which involve risks and uncertainties, including statements regarding certain key financial indicators. Such forward-looking statements are management objectives and do not constitute profit forecasts as defined in European regulation (EC) 809/2004. The business plan highlights presented herein are notably based on management assumptions and market environment estimates. Forward-looking statements for the 2017, 2018 and 2019 financial years have been established in an unstable and volatile environment, which makes it difficult to determine with a satisfactory degree of certainty the future performance of the group. Although CGG believes its business plan highlights presented herein are based on its reasonable assumptions at the time about future events, these statements are subject to numerous risks and uncertainties. As a result, actual results may differ materially from those that we expected. A description of the risks to which the CGG group is exposed appears in section 3 “Risk Factors” of the CGG’s “Document de référence” and in Item 3 of CGG’s annual report on Form 20-F, filed with the French financial markets authority (AMF) and the United States Securities and Exchange Commission (SEC), respectively, on 1 May 2017. The forward-looking statements contained in this document are based upon information available to CGG on the date of this document. CGG does not undertake to update or revise any of these statements to take account of events or circumstances arising after the date of this document or to take account of the occurrence of unexpected events.

Agenda 2017-2019 Business Plan Update on the Financial Restructuring Discussions Appendix

Update on Restructuring Discussions (1/2) CGG’s stakeholders have organized themselves into committees / ad hoc groups with legal and financial advisors to facilitate restructuring discussions An ad hoc group of two significant shareholders (Bpifrance Participations and AMS Energie) together representing c.17.7% of the share capital / c. 18.9% of the voting rights A “représentant de la masse” of the 2019 OCEANE and 2020 OCEANE (“Convertible Bonds”, “Convertible Bonds Representative”), who is also a holder of c. 10% of the principal amount of the 2020 OCEANE, 8.9 % of the principal amount of the 2019 OCEANE (i.e., c. 9.9% of the aggregate principal amount of the Convertible Bonds) An Ad Hoc Committee of holders of 2020 Senior Notes, 2021 Senior Notes and 2022 Senior Notes (Senior Notes 2020, 2021 and 2022 referred to together as “HY Bonds” and “HYB Ad Hoc Committee”) representing (i) c. 28% of the principal amount of the 2020 Notes, (i) c. 39.7% of the principal amount of the 2021 Notes, (iii) c. 51.5% of the principal amount of the 2022 Notes, for a total of c. 40% of the aggregate principal amount of the HY Bonds DNCA who represents in the aggregate c.7.9% of the share capital / c. 7.7% of the voting rights, c. 19.1 % of 2020 Senior notes (i.e. c. 5.1% of the aggregate principal amount of the HY Bonds) and c. 20.7 % of the 2020 OCEANE (i.e., c.18.9% of the aggregate principal amount of the Convertible Bonds) A Secured Lender Coordinating Committee representing, directly or indirectly, 57.3% of the principal amount of the secured debt A number of creditors, the two shareholders and DNCA executed non-disclosure agreements (NDA) with the company to begin more detailed discussions on the terms of a restructuring, under the aegis of the Mandataire ad hoc. The terms of these non-disclosure agreements required the cleansing of the information provided herein In the light of market environment assumptions retained in the 2017-2019 Business Plan and the Company’s industrial and financial performance, CGG proposed on March 3, 2017, when it released its results for the fourth quarter of 2016, a financial restructuring path involving the full conversion of its unsecured debt into equity and the extension of the maturities of its secured debt

Update on Restructuring Discussions (2/2) Discussions have focused on the terms of a restructuring plan to address the capital structure constraints of the Company To date, the positions of the various stakeholders have not converged towards a proposal agreed by all parties. However, all the latest positions tabled by the various stakeholders, which are detailed in the presentation, meet the Company’s objectives of full equitization of existing unsecured debt, extension of the maturity of the secured debt and financial flexibility through inter alia additional new money to confront various business scenarios The Company has put forward a proposal that is in its corporate interest, preserves the Group’s integrity and provides a framework for long-term sustainability for the Company’s businesses, employees and customers. In addition, it offers to current shareholders an opportunity to participate in the Company’s recovery. This proposal is supported by DNCA (in its capacity of a long standing institutional shareholder, bondholder and convertible bondholder of the Company) and the Secured Lenders Coordinating Committee. The proposal does not have the support of other stakeholders. CGG will continue to negotiate the terms of a comprehensive restructuring transaction that meets the Company’s key objectives with its stakeholders, and will strive to obtain sufficient support from all of their constituencies, although there can be no assurances in that respect CGG will consider shortly commencing voluntary court proceedings, potentially in multiple jurisdictions. These court-supervised processes preserve the company’s liquidity and the value of its business, and, as numerous companies have demonstrated, can be an effective way of achieving an efficient debt restructuring with minimal disruption to the business

2017-2019 Business Plan

Shortage in oil reserves triggering a new exploration cycle Unconventional: a strong swing factor Clear shortage in oil reserves expected by 2020 due to the current scant exploration efforts and the low rate of discoveries in the past few years Business plan anticipates a modest increase in exploration beginning H2 2018 Resurgence in the oil Price Price recently stabilized at around $40-50/barrel Business Plan based on oil price remaining in the region of $50-65/barrel over the next 2 years Market Environment Source: Bloomberg, Bernstein Estimates, Brokers’ Estimates Brent Crude Evolution ($/bbl) Reserve Replacement Ratio and Exploration Spending

Market Environment by Segment Geology, Geophysics & Reservoir: Resilient market in 2016, will remain impacted by the fall in E&P investments and by the diminished appetite for offshore exploration Multi-Client: A market under pressure, but demand increasing vs. contractual A more competitive landscape with one competitor leveraging on its strong balance sheet Client sales tend to materialize after securing a block in a licensing round Subsurface Imaging and Reservoir: A 2017 market expected to further decrease from lag time between shooting and processing data Deepwater Exploration & Appraisal spending ($ bn) Subsurface Imaging: 3rd party received bids January 2013 till May 2016 (12 months running average) Source: Wood Mackenzie Exploration Service

Market Environment by Segment (cont'd) Equipment: after a 70% decline in two years, market now stabilizing No sign of an imminent upturn; however market could improve by 2018 Sercel’s market shares well preserved Marine equipment market will be driven by need to replace streamers reaching end of useful life. Replacement cycle should begin in 2018, depending on clients’ financing capacity Land rebound should be driven by demand for latest technology products and large crews in the Middle East Contractual data acquisition: depressed market with no expected improvement in 2017 Marine: Market & prices stabilized at the lowest level Increasing use of seismic vessels for Multi-Client surveys, either at the request of clients (increasing number of calls for tenders), or due to the contractors’ choice (WesternGeco, CGG) Changes in prices by 2017-2018 very difficult to predict due to the “elasticity of supply” (numerous cold-stacked vessels could return) Land Lower number of projects and calls for tenders, in line with the drop in E&P investments Pressure on prices due to number of market participants with idle teams

Value Creation in Geosciences Market Rebound of E&P Capex before the end of the decade Developing new oil & gas reserves needed Supply-side short-fall Exploration rebound before 2020 Enhancing the recovery of existing oil & gas fields required Key issue for existing oil producers of mature fields More production expenses dedicated to geosciences to get a better understanding of oil field behaviors Flexible business models Inception of non-conventional resources in energy world making future less predictable Tight management of assets & human resources Providing customers with the best out of their data Value to come from sharper imaging, improved predictions, better interpretation, etc. Winners to be “flexible asset-light data value-driven” with less dependence on contractual acquisition But strong value in keeping an integrated group to provide complete geoscience solutions to our customers

Strong Value in Keeping an Integrated Group to Provide Complete Geoscience Solutions to Our Customers Sercel (Equipment) Data Acquisition Subsurface Imaging & Reservoir Multi - Client CGG JVs (Argas, SBGS - acquisition in specific territories…) Supplier Product testing Intelligence on acquisition patterns New data Imaging Shared customer relationships/cross-selling Imaging Interpretation New/old data Vessel utilization optimization Capacity assistance and expertise Privileged Access Privileged Access

CGG Strategy for Value Creation Industrial transformation plan completed with a new business mix : GGR 60%+, Equipment 20-25% and Data Acquisition 15-20% A more flexible company cost structure Sercel break-even point drastically lowered, leading to a high sensitivity to revenue increase Very limited new investments needed for our 5 seismic vessel fleet Adaptation of the Imaging & Reservoir headcount focusing on profitable centers Asset-light model, Contractual Data Acquisition capital employed now down to 11% (from 48%) Capital Employed of Contractual Data Acquisition at $0.4 BN as of Q4 2016 from $3.4 BN as of Q3 2013 Overall Capital Employed decreased at $3.5 BN as of Q4 2016 from $7.1 BN as of Q3 2013 An ability to provide more content to geophysical data with our geoscience expertise Comprehensive range of leading geological, geophysical and reservoir capabilities Integration at the heart of our strategy with Multi-Client embedding all available in-house expertise Technology and Service quality for innovative solutions and technological step-changes

Selected Financial Targets FYE 31/12 2016A 2017E 2018E 2019E Revenue $1.2 BN In line with 2016A results ~$1.5 BN ~$2.0 BN EBITDA Margin (1) 27.4% 35.0% - 40.0% 37.5% - 42.5% MC Capex $295 MM $275 – 325 MM Industrial Capex $71 MM $100 – 125 MM R&D Capex $34 MM Stable at c.$35 MM Change in Working Capital $198 MM Negative – In line with revenue growth (excluding ~$50 MM Pemex accelerated factoring in 2017) Cash Transformation Cost $167 MM $80 MM $15 MM $10 MM Company historical seasonality of EBITDA is significantly weighted to H2. H1 2017 is expected to be impacted by fleet transition, more contractual activity than multi-client and lower volumes in Sercel

2013A Mid-term Objective Business Mix Evolution 2016A Total revenue: $1.2 BN Total revenue: ~$2.0 BN Total revenue: $3.8 BN

Geology, Geophysics & Reservoir (GGR) Multi-Client to be highly selective in terms of new programs in order to maintain a good pre-funding level above 70% Multi-Client growth expected from after sales which will be driven by StagSeis data in GOM, Brazilian licensing rounds and Mexico Subsurface Imaging & Reservoir (“SIR”) market to recover from 2018 onwards Sustained market for SIR reprocessing MC Revenue SI & Reservoir GGR Revenue (In million $) 784 GGR revenues back close to 2015 level in 2019 c.20% growth per year over the recovering period 2018-2019 Multi-Client revenues representing between 50% and 55% of GGR revenues (1) Does not include approximately 25% of SIR business volumes which represent internal sales (1)

Equipment Sercel’s offering of products & technology is well placed to make the most of the upturn Agile industrial business model with low break even point Business mix average 60% land and 40% marine Middle East Land high channel count crew should come from 2018-2019 Marine to benefit from replacement of aging equipment Need to maintain enough inventory, capacity and competences to scale up quickly when the demand resumes Equipment Revenue (In million $) Equipment revenues back close to 2015 level in 2018 Revenue growth c.30-35% per year beyond 2018 Internal revenues average between 12% - 17% of total revenues 255

Contractual Data Acquisition Marine 2017 boosted by Pemex and Kosmos surveys Price and volume could recover from 2018, depending on the supply side (some vessels could return) Land & Multi-Physics Land projects expected in Africa and emerging markets Multi-Physics benefiting from mining market rebound Global Seismic Shipping AS A new asset company owned 50/50 by CGG and Eidesvik with 7 vessels, 5 being chartered by CGG Allow improved competitiveness by reducing charter rate and achieve material liquidity improvement Contractual Data Acquisition Revenue (In million $) Contractual Data Acquisition revenues representing 15% - 20% of Group revenues Marine Contribution representing “only” 10% - 13% of Group revenues 232

Update on the Financial Restructuring Discussions

Update on Restructuring Discussions The Company has put forward a proposal that is in its corporate interest, preserves the Group’s integrity and provides a framework for long-term sustainability for the Company’s businesses, employees and customers. In addition, it offers to current shareholders an opportunity to participate in the Company’s recovery. This proposal is supported by DNCA (in its capacity of a long standing institutional shareholder, bondholder and convertible bondholder of the Company) and the Secured Lenders Coordinating Committee. The proposal does not have the support of other stakeholders The following slides summarize the key terms of this proposal, as well as the counterproposal of the other stakeholders The detailed proposal and the detailed counterproposal of the two shareholders are attached to this presentation CGG will continue to negotiate the terms of a comprehensive restructuring transaction that meets the Company’s key objectives with its stakeholders, and will strive to obtain sufficient support from all of their constituencies, although there can be no assurances in that respect CGG will consider shortly commencing voluntary court proceedings, potentially in multiple jurisdictions. These court-supervised processes preserve the company’s liquidity and the value of its business, and, as numerous companies have demonstrated, can be an effective way of achieving an efficient debt restructuring with minimal disruption to the business

Summary of Key Terms of Latest Proposals (1/10) Stakeholder Agreement in principle on main economic terms 11 May 2017 supported by the Secured Lenders Coordinating Committee, DNCA and the Company HYB Ad Hoc Committee proposal dated 11 May 2017 Shareholders Free allocation of warrants to existing shareholders: 5-year warrants at an exercise price of $4 per new share, 1.2 warrant being granted to each existing share (the “Warrants 1”) Possibility to participate in a $75 MM rights issue (shares with warrants attached, “ABSA”) open to existing shareholders (with preferential subscription rights): Issue price of $2 per new share with one warrant 2 Warrants 2: 5-year duration, at a strike price of $5 per new share, 1 warrant 2 being attached to each new share Backstop: the possibility of backstopping the Rights Issue is available to the existing shareholders for a specified period, failing which the Rights Issue will be backstopped by all the HY Bondholders by way of set off of their claims under the HY Bonds Backstop fee: 10% (cash) for those parties who provide the backstop in cash Free allocation of warrants to existing shareholders: Warrants 1: 3-year duration (increased to 5-year duration if prior to filing of Chapter 11, lock-ups have been signed by shareholders representing at least 19% of the voting share capital), at a strike price of $4 per new share, one Warrant 1 being granted for each existing share Possibility to participate in a $75 MM rights issue (shares with warrants attached, “ABSA”) open to existing shareholders (with preferential subscription rights): Issue price of $2 per new share with one Warrant 2 Warrants 2: 4.5-year duration, at a strike price of $5 per new share, one Warrant 2 being attached to each new share subscribed in the rights issue Backstop: (i) DNCA for up to $40 MM in cash (not by way of set off of claims), (ii) available up to June 9, 2017 (materialized by signature of satisfactory documentation) to existing other shareholders in cash (not by way of set off of claims) and/or (iii) HY Bondholders by way of set off of their claims under HY Bonds Backstop fee: 10% (cash) on the rights issue amount backstopped in cash

Summary of Key Terms of Latest Proposals (2/10) Stakeholder Agreement in principle on main economic terms 11 May 2017 supported by the Secured Lenders Coordinating Committee, DNCA and the Company HYB Ad Hoc Committee proposal dated 11 May 2017 New Money Total amount: between $400MM and $425 MM allocated as follows $75 MM rights issue (with preferential subscription right): Issue price of $2.00 per new share with one Warrant 2 attached Providers: existing shareholders Backstop: the possibility of backstopping the Rights Issue is available to the existing shareholders for a specified period, failing which the Rights Issue will be backstopped by all the HY Bondholders by way of set off of their claims under the HY Bonds Backstop fee: 10% (cash) for those parties who provide the backstop in cash $350 MM as new high yield bonds: Providers: HY Bondholders ($325 MM) and Convertible Bonds holders ($25MM) Backstop: (i) 325m initially backstopped by HYB ad hoc Committee with participation offered to all HY Bondholders within a specified period of time (ii) $25m backstopped by Convertible Bondholders Backstop fee: 10% (cash) for those parties who provide the backstop New high yield bonds terms and conditions (see below) Net proceeds raised above $250 MM post fees used to pay down secured lenders ($100 MM cap) Total amount: $425MM $75 MM rights issue (with preferential subscription rights): Issue price of $2.00 per new share with one Warrant 2 attached Providers: existing shareholders Backstop: (i) DNCA for up to $40 MM in cash (not by way of set off of claims), (ii) available up to June 9, 2017 (materialized by signature of satisfactory documentation) to existing other shareholders in cash (not by way of set off of claims) and/or (iii) HY Bondholders by way of set off of their claims under HY Bonds Backstop fee: 10% (cash) on the rights issue amount backstopped in cash $325MM as new high yield bonds with penny warrants: Providers: HY Bondholders Backstop by the HYB Ad Hoc Committee Backstop fee: 10% (cash) New high yield bonds terms and conditions (see below) € equivalent of $25 MM as new high yield bonds with penny warrants: Providers: Convertible Bonds holders Backstop by DNCA Backstop fee: 10% (cash) for backstoppers New high yield bonds terms and conditions (see below) Net proceeds raised above $250 MM post fees used to pay down secured lenders ($100 MM cap)

Summary of Key Terms of Latest Proposals (3/10) Stakeholder Agreement in principle on main economic terms 11 May 2017 supported by the Secured Lenders Coordinating Committee, DNCA and the Company HYB Ad Hoc Committee proposal dated 11 May 2017 New Money (new high yield bonds terms and conditions) $350MM new high yield bonds terms and conditions Issuer: CGG SA 6-year tenor (12 months after secured debt maturity) from Closing Date Coupon: Libor + 400bps (cash) + 850bps (PIK) Adjusted guarantee package reflecting release of certain guarantors Intercreditor principles: “Silent” 2nd Lien on the French and US collateral (and others only if legally feasible to have a “Silent” 2nd Lien under local laws) pursuant to approriate NY law intercreditor agreement to include drag along guaranty and lien release provisions upon collateral disposal Penny warrants for 15.5% of the fully diluted equity (before exercise of the Warrants 1 and 2), including 3% of the share capital for global coordination fee payable to the HYB ad hoc Committee $325MM new high yield bonds terms and conditions Issuer: CGG SA 6-year tenor (12 months after secured debt maturity) Coupon: Libor + 400bps (cash) + 850bps (PIK) Adjusted guarantee package reflecting release of certain guarantors Intercreditor principles: “Silent” 2nd Lien on the French and US collateral (and others only if legally feasible) pursuant to appropriate NY law intercreditor agreement to include drag along guaranty and lien release provisions upon collateral disposition Penny warrants for 12.54% of the diluted equity (before exercise of the Warrants 1 and 2) € equivalent of $25MM new high yield bonds terms and conditions Same as $325MM new high yield bonds terms and conditions except: Amount denominated in € Coupon: Euribor + 400bps (cash) + 850bps (PIK) Penny warrants for 0.96% of the diluted equity (before exercise of the Warrants 1 and 2)

Summary of Key Terms of Latest Proposals (4/10) Stakeholder Agreement in principle on main economic terms 11 May 2017 supported by the Secured Lenders Coordinating Committee, DNCA and the Company HYB Ad Hoc Committee proposal dated 11 May 2017 Secured Debt Borrower: CGG Holding Inc (US) Form: bond format (NY law) 5-year tenor from closing date Coupon set at closing date and fixed for life, based on linear ratchet grid (Libor (100bps floor) + 650bps cash + PIK between 0 and 250bps (pursuant to ratchet depending on outstanding amount at Closing Date) amortization: full bullet bond (no contractual amortization, no excess cash flow sweep) Early prepayment : Callable at par for the first 6 months (for the avoidance of doubt from end of month 3 the repayment will be inclusive of the 3% roll-over fee that will be PIKed) and non-call between months 7 and 36 – Callable thereafter with no prepayment premium ; same other mandatory prepayment events as in current documentation except for permitted junior debt refinancing (subject to certain conditions detailed in page 43) and change of control (to be a put at 101%1) Adjusted guarantee package compared to existing package combined with pledge of shares of any guarantor when such guarantor is being released No maintenance covenants except minimum liquidity covenant set at $185 MM Customary Incurrence covenant to be agreed (including in respect with the issuance of additional debt) Rollover fee: Additional 3% PIK interest of the rolled over secured debt if no refinancing during the first 3 months after closing Pay down from net New Money raised above $250 MM post fees ($100 MM cap) Borrower: CGG Holding Inc (US) Form: bond format (NY law) 5-year tenor from closing date Interest based on linear ratchet grid (Libor (100bps floor) + 650bps cash + PIK between 0 and 250bps (pursuant to ratchet depending on outstanding amount) amortization: full bullet bond (no contractual amortization, no excess cash flow sweep) Early prepayment : Callable at par for the first 6 months and non-call between months 7 and 36 – Callable thereafter with no prepayment premium ; same other mandatory prepayment events as in current documentation except for permitted junior debt refinancing and change of control (to be a put at 101%) Security: consistent with current security package (except for adjustments to guarantees as described above) No maintenance covenants except minimum liquidity covenant set at $185 MM Customary Incurrence covenant to be agreed Rollover fee: Additional 3% PIK interest of the rolled over secured debt if no refinancing during the first 3 months after closing Pay down from net New Money raised above $250 MM post fees ($100 MM cap) Note 1: For the avoidance of doubt, the Non Call Premium will still be due during the Non Call period

Summary of Key Terms of Latest Proposals (5/10) Stakeholder Agreement in principle on main economic terms 11 May 2017 supported by the Secured Lenders Coordinating Committee, DNCA and the Company HYB Ad Hoc Committee proposal dated 11 May 2017 HY Bonds Holders Full conversion into equity at $4.0 per share (except for the portion potentially used in the backstop) $325 MM New Money as new high yield bonds with penny warrants allowing to subscribe c. 14.61% of the diluted equity (before exercise of the Warrants 1 and 2), including 3% of the share capital for global coordination fee payable to the HYB ad hoc Committee Backstop initially backstopped by HYB Ad Hoc Committee with participation offered to all HY Bondholders within a specified period of time Full conversion into equity at $4.0 per share (except for the portion potentially used in the backstop) $325 MM New Money as new high yield bonds with penny warrants allowing to subscribe c. 12.54% of the diluted equity (before exercise of the Warrants 1 and 2) Backstop by the HYB Ad Hoc Committee, with a backstop fee of 10% (cash) Global coordination fee: 3 % in shares (pre warrants 1&2 ) allocated to HYB ad hoc Committee Convertible Bonds Full conversion into equity at $15 per share $25MM of new high yield bonds available for Convertible Bonds holders with penny warrants allowing to subscribe c. 0.89 % of the diluted equity (before exercise of the Warrants 1 and 2), Backstop by Convertible Bondholders Full conversion into equity at $18 per share Conversion price of $18 reduced to $15 per share if prior to filing of Chapter 11, lock-ups have been signed by Convertible Bonds holders holding at least 65% of the outstanding amount of the Convertible Bonds € equivalent of $25MM of new high yield bonds available for Convertible Bonds holders with penny warrants allowing to subscribe c. 0.96 % of the diluted equity (before exercise of the Warrants 1 and 2) Bacsktop by DNCA

Summary of Key Terms of Latest Proposals (6/10) Stakeholder Convertible Bonds Representative proposal 8 May 2017 The two shareholders proposal 11 May 2017 Shareholders Possibility to participate in the rights issue post conversion of the HY Notes and the Convertible Bonds (see New Money Section) Free allocation of shares and warrants to existing shareholders: 1.5 free share for 1 outstanding share 1.5 warrants #1 granted for 1 existing share, at an exercise price of $4 per new share and with a 6-year exercise period Possibility to participate in $100 MM rights issue (with preferential subscription rights) either through straight equity or convertible bonds with warrants #2 attached: Issue price: $2 per new share /convertible bond with warrants Backstop: to be discussed subject to satisfactory conditions, AMS/BPI with DNCA, up to $75M through new convertible bonds Backstop fee to be discussed 1.1 warrant #2 attached to each new share (or convertible bond), with an exercise price of $3 per new share, and with a 5-year exercise period CGG SA new convertible bonds terms and conditions: Security /ranking: ranks pari passu with new high yield bonds 7-year tenor from date of implementation (12 months after new high yield maturity) Coupon: 2% (cash) Conversion feature: price $2 , at any time at holder’s option with a 15-day notice Call: at Company’s option after 18 months, on 30-day notice, if VWAP is 50% greater than conversion price for 30-day period Covenants: as per new high yield terms

Summary of Key Terms of Latest Proposals (7/10) Stakeholder Convertible Bonds Representative proposal 8 May 2017 The two shareholders proposal 11 May 2017 New Money Amount : $350 MM, $2 per share (175 MM new shares) Participation : existing shareholders (22 MM shares) and new shareholders (313 MM shares, post conversion of HY Notes and Convertible Bonds) Structure: Straight Equity No backstop proposal Total amount: $450MM Form: $100 MM straight equity or convertible bonds (at $2 per new share /convertible bond with preferential subscription rights) and $350 MM new high yield bond Allocation $100 MM straight equity or new convertible bonds available to existing shareholders Backstop: to be discussed subject to satisfactory conditions, AMS/BPI with DNCA, up to $75M through new convertible bonds Backstop fee to be discussed 1.1 warrants #2 attached to each new share (or convertible bond), with an exercise price of $3 per new share, and a 5-year exercise period New convertible bonds terms and conditions: see shareholders line on the preceding page $325 MM new high yield bond available to existing HY Bonds and $25 MM new high yield bond available to existing Convertible Bonds Backstop and backstop fee same as in Agreement in principle New high yield bonds terms and conditions: (see below)

Summary of Key Terms of Latest Proposals (8/10) Stakeholder Convertible Bonds Representative proposal 8 May 2017 The two shareholders proposal 11 May 2017 New Money (new high yield bonds terms and conditions) N/A New high yield bonds terms and conditions: same as Agreement in principle but : Coupon: 400bps (cash) + 850bps (PIK) Penny warrants / free shares for 13% of fully diluted equity before exercise of the warrants #1 & #2 for a new high yield bond issuance of $350 MM, including global coordination fee payable to the HYB ad hoc Committee (3%)

Summary of Key Terms of Latest Proposals (9/10) Stakeholder Convertible Bonds Representative proposal 8 May 2017 The two shareholders proposal 11 May 2017 Secured Debt 5-year extension Same as Agreement in principle

Summary of Key Terms of Latest Proposals (10/10) Stakeholder Convertible Bonds Representative proposal 8 May 2017 The two shareholders proposal 11 May 2017 HY Bonds Holders Full conversion into equity at $6 per share (266 MM new shares) Same as Agreement in principle except that : the differences relating to new high yield bonds described in « new high hield bonds terms and conditions » above Free shares/ Penny warrants attached to new high yield bonds for 13% of the fully diluted equity (before exercise of the warrants) for $350 MM new high yield bonds), including global coordination fee payable to the HYB ad hoc Committee (3%) Convertible Bonds Full conversion into equity at $8.2 per share (47 MM new shares) Same as Agreement in principle except: Full conversion into equity at $12 per share the differences relating to new high yield bonds described in « new high hield bonds terms and conditions » above Free shares/ Penny warrants attached to new high yield bonds for 13% of the fully diluted equity (before exercise of the warrants) for $350 MM new high yield bonds, (including global coordination fee), including global coordination fee payable to the HYB ad hoc Committee (3%)

Summary of Capital Structure and Ownership Based on Proposals (1/4) Agreement in principle on main economic terms 11 May 2017 supported by the Secured Lenders Coordinating Committee, DNCA and the Company Shareholding Post New Money Post Debt Equitisation Including Warrants 1 Including Warrants 1 and 2 Existing Shareholders 10,4% 14,3% 19,4% of which from new money 6,5% 6,2% 11,7% of which from existing shares   3,9% 8,1% 7,6% Convert. Bonds 5,3% 5,1% 4,8% HYB 84,3% 80,6% 75,8% Total       100% 100% 100%

Summary of Capital Structure and Ownership Based on Proposals (2/4) The two shareholders proposal dated 11 May 2017 Shareholding Post New Money Post Debt Equitisation Including Warrants 1 Including Warrants 1 and 2 Existing Shareholders 17,0% 21,3% 27,4% of which from new money 8,1% 7,7% 14,9% of which from existing shares 9,0% 13,6% 12,5% Convert. Bonds 6,1% 5,8% 5,3% HYB 76,9% 72,9% 67,3% Total       100% 100% 100% Note: Assuming that the $100m new money is done by existing shareholders

Summary of Capital Structure and Ownership Based on Proposals (3/4) HYB Ad Hoc Committee proposal dated 11 May 2017 Shareholding Post New Money Post Debt Equitisation Including Warrants 1 Including Warrants 1 and 2 Existing Shareholders 10,3% 13,5% 18,6% of which from new money 6,4% 6,2% 11,7% of which from existing shares 3,8% 7,3% 6,9% Convert. Bonds 5,4% 5,2% 4,9% HYB 84,4% 81,3% 76,5% Total       100% 100% 100%

Summary of Capital Structure and Ownership Based on Proposals (4/4)   Convertible Bonds Representative proposal 8 May 2017 Post New money (Assuming no Take-up) - POST WARRANTS Convert. HYB 71% Of which Backstop (in paper) Convert. Bonds 10% Existing shareholders 8% New Money Investors (assumed cash)    11% Total 100,0% NEW MONEY ALLOCATION / BACKSTOP Convert. HYB 0 Convert. Bonds 0 Existing shareholders 0 New Money Investors (assumed cash)   75  Total 75 Post New money (Assuming FULL Take-up) - POST WARRANTS Convert. HYB 71% Convert. Bonds 10% Existing shareholders 11% New Money Investors (assumed cash)    8% Total 100,0% NEW MONEY ALLOCATION Convert. HYB 0 Convert. Bonds 0 Existing shareholders 22 New Money Investors (assumed cash)  53 Total   75

Liquidity Profile After the Proposed Restructured Plan Note: Based on Company’s business plan Reflects impact of Pemex accelerated factoring and terms of proposed restructuring plan Includes PIK on Unsecured Debt Starting May-17 Illustrative Liquidity Profile Post Transaction(1)(2)(3) $ MM Minimum Operating Liquidity: $125 MM Includes $350MM of New HYB + $75MM of Equity and Secured debt prepayment of $100MM

A – Agreement in principle on main economic terms dated 11 May 2017 supported by the Secured Lenders Coordinating Committee, DNCA and the Company

Company Proposal 11 May 2017

Disclaimer This presentation has been prepared by CGG S.A. (“CGG”) in the context of the negotiations between it and certain of its creditors and other stakeholders in respect of a potential restructuring plan. It is not intended for, and may not be used for, any other purposes. This document contains forward-looking statements, which involve risks and uncertainties, including statements regarding certain key financial indicators. Such forward-looking statements are management objectives and do not constitute profit forecasts as defined in European regulation (EC) 809/2004 . The business plan highlights presented herein are notably based on hypotheses built by the management and market environment estimates. Forward-looking statements for the 2017, 2018 and 2019 financial years have been established in an unstable and volatile environment which make it difficult to determine with a satisfactory degree of certainty the future performances of the group. Although CGG believes its business plan highlights presented herein are based on its reasonable assumptions at the time about future events, these statements are subject to numerous risks and uncertainties. As a result, actual results may differ materially from those that we expected. A description of the risks to which the CGG group is exposed appears in section 3 “Risk Factors” of the CGG’s “Document de référence” and in Item 3 of CGG’s annual report on Form 20-F, filed with the French financial markets authority (AMF) and the Securities and Exchange Commission (SEC), respectively, on 1 May 2017. The forward-looking statements contained in this document are based upon information available to CGG on the date of this document. CGG does not undertake to update or revise any of these statements to take account of events or circumstances arising after the date of this document or to take account of the occurrence of unexpected events.

Company Proposal: equitization of the Unsecured Debt Summary of Main Economic Terms Reserved Capital Increase to HY Bondholders $1,601m to be converted into Equity (except for the portion potentially used in the backstop of the rights Issue) Exchange at Par for Shares at $4 Reserved Capital Increase to Convertible Bondholders $383m to be converted into Equity Exchange at Par for Shares at $15 Issue of Warrants in favor of Original Shareholders Warrants 1 at $4 / 5 year maturity 1.2 Warrant for 1 Share (= 4.15% capital on a fully diluted basis)

Shareholding pre new money (pre penny warrants) Shareholding Pre New Money (Pre Penny Warrants) Post Debt Equitisation Including Warrants 1 Existing shareholders 4,9% 10,3% Convert. Bonds 5,7% 5,4% HYB 89,4% 84,4% Total           100% 100%

Company Proposal: New Money Summary of Main Economic Terms $75m Rights Issue with Warrants (ABSA) limited to Existing Shareholders Issuing New Shares at $2 coupled with Warrants 2 at $5 / 5 year maturity 1 Warrant for 1 New Share (= 5.85% capital) Open to all existing shareholders (before equitization of the HY Bonds and the Convertible Bonds) 10% Backstop fee payable in cash to those parties who provide the backstop in cash Backstop: the possibility of backstopping the Rights Issue is available to the existing shareholders for a specified period, failing which the Rights Issue will be backstopped by all the HY Bondholders by way of set off of their claims under the HY Bonds $350m New HYB provided by the Unsecured Lenders Issuing new high yield bonds at par coupled with 15.5% Penny Warrants (fully diluted basis before other Warrants) Including a $25m tranche offered to Convertible Bondholders Libor + 4% cash + 8.5% PIK 6-years maturity post Closing Date 10% Backstop Fee payable in cash to those parties providing the backstop Backstop: $325m initially backstopped by HYB ad hoc Committee with participation offered to all HY Bondholders within a specified period of time $25m backstopped by Convertible Bondholders

Shareholding post new money Shareholding Post New Money Post Debt Equitisation Including Warrants 1 Including Warrants 2 Existing shareholders 10,4% 14,3% 19,4% of which from new money 6,5% 6,2% 11,7% of which from existing shares 3,9% 8,1% 7,6% Convert. Bonds 5,3% 5,1% 4,8% HYB 84,3% 80,6% 75,8% Total           100% 100% 100%

Areas to Be Addressed Headline Terms Borrower CGG Holdings Inc. (US) Form Bond format NY Law Guarantors Adjusted guarantee package compared to existing package, reflecting release of following guarantors1: CGG Marine BV, CGG MRN, CGG Holding UK I, CGG Holding UK II, Sercel Inc, Sercel GRC Pledge of shares of any guarantor being released Maturity 5-year from Closing Date Interest Interest to be set at Closing Date and fixed for life, based on linear ratchet grid : Libor (100bps floor) + 650bps cash + 250bps PIK if ≥ $700m outstanding at Closing Date Libor (100bps floor) + 650bps cash + PIK between 125bps and 250bps depending on total outstanding, if outstanding between $600m and $700m outstanding at Closing Date Libor (100bps floor) + 650bps cash + PIK between 0bps and 125bps depending on total outstanding, if outstanding between $500m and $600m outstanding at Closing Date Libor (100bps floor) + 650bps cash if ≤ $500m outstanding at Closing Date Amortization Full Bullet Bond (no contractual amortization) No excess cash flow sweep Note 1: Subject to the provision of specified satisfactory information on Guarantors Headline Terms of the Company Proposal Secured Lenders (US & French RCF and TLB) – 1/2

Areas to Be Addressed Headline Terms Early Prepayment Callable at par at any time during the first 6 months after Closing Date (for avoidance of doubt from end of month 3 the repayment will be inclusive of the 3% roll-over fee that will be PIKed) ; Non-call between months 7 and 36, thereafter callable at no prepayment premium Closing Date shall be the date of completion of the last of the operations to be implemented in the context of the restructuring including for the avoidance of doubt, effective date of chapter 11 and safeguards, satisfaction of all the conditions precedent and completion of the securities issuances Same suite of mandatory prepayment events as current documentation (excluding Permitted Junior Debt Refinancing and Change of Control to be a put at 101% (for the avoidance of doubt the Non Call premium will still be due during the Non Call period)) Permitted Junior Debt Refinancing terms: Cash coupon (in $MM) not higher than new HYB, maturity not earlier than new HYB and no better security than HYB Upfront Paydown Any net new money amount above $250 MM (incl. New money capital increase) after fees would paydown secured debt subject to a cap of $100 MM Covenant No maintenance covenants except a minimum liquidity covenant set at $185MM Customary incurrence covenant including in respect with the issuance of additional debt on terms (definition and threshold to be agreed) Security Consistent with existing security package (except for adjustments to guarantees as noted above) including customary negative pledge on unencumbered assets Rollover Fee Additional interest paid in kind in an amount equal to 3.0% of principal amount of the rolled over secured debt if no refinancing has occurred during the first 3 months after Closing Other Enable incurrence of additional debt up to $200 MM pari passu (under a secured cap of $900 MM) to fund Company’s growth Secured lenders to have right of first refusal on providing the additional secured debt if the cost is greater than existing terms Will provide incremental security if we increase secured gross debt above $800 MM Incremental security (1.5x coverage) for $100 MM flexibility above $800 MM Documentation refresh Headline Terms of the Company Proposal Secured Lenders (US & French RCF and TLB) – 2/2

Areas to Be Addressed Headline Terms Issuer CGG SA Format: US$ documentation consistent with existing US$ HYB Amount $350 MM Ranking Adjusted guarantee package compared to existing package in favor of HYB, reflecting release of following guarantors: CGG Marine BV, CGG MRN, CGG Holding UK I, CGG Holding UK II, Sercel Inc, Sercel GRC, Sercel Australia, Sercel Canada, CGG Canada Services Ltd Obligation of CGG SA with a Silent Second Lien on US and French collaterals (and additional collateral if legally feasible to have Silent Second Lien under local laws) Intercreditor principles Silent second lien intercreditor agreement to be governed by NY law and to include drag along guaranty and lien release provisions upon disposition of collateral (i) permitted under senior debt documents in effect as of the closing date, (ii) consented to by the required senior lenders, (iii) pursuant to an exercise of remedies by the senior lenders and/or (iv) in connection with a sale under Section 363 of the Bankruptcy Code, in each case subject to lien attachment to proceeds Tenor 6 years from Closing Date (12 months after secured debt maturity) Coupon Libor + 400bps (cash) + 850bps (PIK) Headline Terms of the Company Proposal New HYB Terms (1/2)

Areas to Be Addressed Headline Terms Call Year 1: 120% Year 2: 120% Year 3: 112.5% From Year 4: par Covenants Incurrence based covenants only, consistent with existing US$ HYB subject to increase in baskets for operational purposes and incurrence of $200 MM additional flex for new senior secured financing Cross acceleration to senior secured debt Use of proceeds General corporate purpose for the first $250 MM Any new money amount above $250 MM (incl. New money capital increase) after fees would pay down secured debt (capped at $100 MM) Costs 10% Backstop Fee payable in cash to those parties providing the backstop Backstop: initially backstopped by HYB ad hoc Committee with participation offered to all HY Bondholders within a specified period of time Penny warrants representing 15.5% of the fully diluted capital – (post issuance) pre free warrants #1 & #2 (and including 3% of global coordination fee payable to the HYB ad hoc Committee) Headline Terms of the Company Proposal New HYB Terms (2/2)

B – The two shareholders proposal dated 11 May 2017

Ad Hoc Shareholder Committee (AHSC) proposal 11 May 2017 Strictly Private & Confidential

Main Terms Principles Proposal of the Ad Hoc Shareholder Committee (AHSC) Due to changing transaction structures to which the AHSC (the “Ad Hoc Shareholder Committee”) has had to adapt its responses, the AHSC has focused as much on key principles as on commercial aspects of different proposals. In particular, the AHSC has clearly stated that to obtain its support on a restructuring proposal CGG S.A. (the “Company”) should take into account the three following principles, none of which appear in the Company’s latest proposal: The new money whether provided by the high yield bondholders (the “HY Bondholders”), convertible bondholders (the “CBs”) or existing shareholders (the “Existing Shareholders”) should come in on the same terms and ideally in the form of a single instrument regardless of which party funds The conversion price of the high yield bonds (the “HY Bonds”) should be more discounted to reflect more accurately the valuation gap between old money and new money. The Company is asking Existing Shareholders to fund new money at $2 / share – a 25% premium to the market value of the HY Bonds as relates to their conversion price, i.e. $4 conversion price x 40% market price = $1.6 / share As per AMF recommendations and French market practice, Existing Shareholders should be offered to provide in priority a higher proportion of the new money than the one offered in the Company’s Proposal ($75m, i.e. less than 20% of the total new money amount) However the AHSC has remained constructive throughout the process, providing feedback on other stakeholders’ proposals and made several suggestions, counterproposals and compromises to the above principles in an effort to reach a consensual solution. Along with the secured lenders and the CBs, the AHSC was among the first to support the structure underlying the Company’s proposal. Subsequent proposals from the Company or the HY Bondholders received either written counterproposals or oral feedback within a very short timeframe

Main Terms Principles (cont’d) Proposal of the Ad Hoc Shareholder Committee (AHSC) This proposal is prepared in an attempt to reach an agreement with the Company and is the AHSC’s best offer based on its understanding of the Company’s latest proposal. Notwithstanding the continued deterioration in the commercial terms offered to shareholders in the Company’s proposals, this counterproposal attempts to strike a compromise by adjusting some of the parameters (each being indivisible) Despite repeated rejections by the Company, the AHSC believes in the importance of shareholders being granted Free Shares in the proportion of 1.5 per existing share. Taking into consideration the AHSC acceptance of the (i) conversion prices of $4 for the HY Bonds - presented as ‘non-negotiable’ by the Company - notwithstanding CGG’s current share price ($7 as of 11-May-17) and (ii) subscription price of $2 for the new money offered to participating shareholders, the AHSC believes this is both reasonable given the specifics of the situation and market precedents In this proposal, and before taking into account any Warrants (out of the money since their exercise assumes a significant increase in the enterprise value), the Existing Shareholders end with a stake of 9.0% of the share capital (vs. 3.9% in the 11th May Company’s Proposal) if none of the Existing Shareholders subscribe to the rights issue and 17.0% (vs. 10.4% in the 11th May Company’s Proposal) of the existing share capital if the Existing Shareholders subscribe to the rights issue in full (1) Note: (1) Assuming Existing Shareholders subscribe shares and not New Convertible Bonds

Main Terms Summary Company’s Proposal – 11th May AHSC Proposal – 11th May Existing Shareholders Existing Shareholders would receive Warrants #1: Exercise period: 5 years Exercise price: $4 per share 1.2 Warrants #1 for 1 existing share Existing Shareholders would receive Warrants #1: Exercise period: 6 years Exercise price: $4 per share 1.5 Warrants #1 for 1 existing share Existing Shareholders would receive Free Shares #1: 1.5 Free Shares #1 for 1 outstanding share $383m existing Convertible Bond (CB) Conversion into equity of 100% of the existing Convertible Bond Conversion price at $15 per share Conversion into equity of 100% of the existing Convertible Bond Conversion price: $12.0 per share $1,601m High Yield Bond (HYB) Conversion into equity of 100% of the High Yield Bond (except for the portion potentially used in the backstop of the rights Issue) Conversion price: $4 per share Same as Company's Proposal Proposal of the Ad Hoc Shareholder Committee (AHSC)

Main Terms Summary (cont’d) Company’s Proposal – 11th May AHSC Proposal – 11th May $800m Secured Debt Borrower: CGG Holding Inc (US) Form: Bond (under NY Law) Maturity: 5-year from closing date Interest: Libor (100bps floor) + 6.5% cash + PIK (ratchet from 2.5% to 0% depending on the outstanding amount) Amortization: full bullet loan (no contractual amortization), no excess cash flow sweep Early Prepayment: Callable at par at any time during the first 6 months after Closing Date (for avoidance of doubt from end of month 3 the repayment will be inclusive of the 3% roll-over fee that will be PIKed); Non-call between months 7 and 36, thereafter callable at no prepayment premium Security: consistent with existing security package including customary negative pledge on unencumbered assets Covenants No maintenance covenants except minimum liquidity covenant set at $185m Customary incurrence covenant including in respect with the issuance of additional debt Rollover fee: additional interest paid in kind in an amount equal to 3.0% of principal amount of the rolled over secured debt if no refinancing has occurred during the first 3 months after Closing Pay down from net New Money raised above $250m post fees ($100m cap) Same as Company's Proposal Proposal of the Ad Hoc Shareholder Committee (AHSC)

Main Terms Summary (cont’d) Company’s Proposal – 11th May AHSC Proposal – 11th May New Money to Existing Shareholders For Existing Shareholders $75m straight equity (at $2 per share) Backstop: available to shareholders for a specified period, failing which it will be backstopped by HYB by way of set off of their claims Backstop fee : 10% cash on the rights issue amount backstopped in cash Warrants #2 allocated to the equity subscribers: 5-year tenor $5 exercise price 1 Warrant #2 for each new share For Existing Shareholders $100m straight equity or new convertible bond with preferential subscription rights (at $2 per share) Backstop: to be discussed subject to satisfactory conditions, AMS/BPI with DNCA, up to $75m through new Convertible Bonds Backstop Fee: to be discussed Warrants #2 allocated to the subscribers: 5-year tenor $3 exercise price 1.1 Warrants #2 for each new share or new convertible bond New Money to High Yield Bondholders / existing Convertible Bondholders ($350m in total) $350m new high yield bond for unsecured bondholders and CBs $325m new high yield bond available to existing HYB $25m new high yield bond available to existing CBs Same as Company’s Proposal subject to specific terms of the New High Yield Bonds Proposal of the Ad Hoc Shareholder Committee (AHSC)

Main Terms Summary (cont’d) Company’s Proposal – 11th May AHSC Proposal – 11th May New Convertible Bond n/a Issuer: CGG SA Amount: $100m Security/Ranking: ranks pari passu with the new high yield bond Tenor: 7 years from date of implementation (12 months after new high yield maturity) Coupon: 2% cash Conversion feature: Price: $2 Timing: at any time at the option of holder on 15 days notice Call: at Company’s option after 18 months on 30 days notice if the VWAP is 50% greater than conversion price for 30-day period Covenants: as per new high yield bonds terms Proposal of the Ad Hoc Shareholder Committee (AHSC)

Main Terms Summary (cont’d) Company’s Proposal – 11th May AHSC Proposal – 11th May New High Yield Bond (350m$) $350m new high yield bonds terms and conditions Issuer: CGG SA 6-year maturity post closing date Coupon: Libor + 400bps (cash) + 850bps (PIK) Adjusted guarantee package in favour of HYB reflecting release of certain guarantors Obligation of CGG SA with a Silent Second Lien on US and French collaterals Intercreditor principles: Silent second lien intercreditor agreement to be governed by NY law and to include drag along guaranty and lien release provisions upon disposition of collateral Call: Year 1: 120%, Year 2: 120%, Year 3: 112.5%, From Year 4: par Covenants: incurrence based covenants only Cross acceleration to senior secured debt Penny Warrants for 15.5% of the diluted equity (before exercise of the Warrants #1 and #2), including global coordination fee payable to the HYB ad hoc committee (3%) Backstop fee: 10% cash to all underwriters Backstop $325m initially backstopped by HYB ad hoc Committee with participation offered to all HY Bondholders within a specified period of time $25m backstopped by Convertible Bondholders Same as Company’s Proposal but Coupon: 400bps (cash) + 850bps (PIK) Penny Warrants / Free Shares #2: 13% of fully diluted equity (before exercise of the Warrants #1 and #2) for the totality of $350m New high Yield Bonds, including global coordination fee payable to the HYB ad hoc committee (3%) Proposal of the Ad Hoc Shareholder Committee (AHSC)

Step 1: Free Shares #1 and Warrants #1 issuance to Existing Shareholders Issuance to Existing Shareholders of: Free Shares #1 (i.e 33.2m new shares issued) Warrants #1 (i.e 33.2m new shares issued when/if exercised) Step 2: New Convertible Bonds and Warrants #2 issuance to Existing Shareholders $100m issuance to all shareholders of either shares or New Convertible Bonds, at the option of the subscribers (i.e 50m new shares issued when exercised) Warrants #2 attached to the issuance of either shares of New Convertible Bonds (i.e 55m new shares issued when exercised) Step 3: Equitisation of the existing CB Conversion into equity of 100% of the existing CBs (i.e 31.9m new shares issued) Step 4: Equitisation of the HYB Conversion into equity of 100% of the HYB (i.e 400m new shares issued) Step 5: Issuance of New High Yield Bond to HYB and existing CB $350m issuance to HYB (for $325m) and existing CBs (for a tranche of €/$25m) of New High Yield Bond Step 6: Free shares #2 to New High Yield Bond holders Issuance of Free Shares #2 to New HY Bonds holders (i.e 80.3m new shares issued) Proposal of the Ad Hoc Shareholder Committee (AHSC) AHSC Proposal – Steps

Shareholdings Note: Pro-quota subscription of new money / rights issue unless otherwise stated Rights issue / New CB converted @$2 in the AHSC Proposal Proposal of the ad hoc Shareholder Committee Initial Equity = Equity split post penny Warrants / Free Shares #1 and #2, post new money, pre Out of The Money Warrants #1 and #2 Fully Diluted = Equity split post penny Warrants / Free Shares #1 and #2, post new money, post Out of The Money Warrants #1 and #2

Appendix

Transformation Plan: 2014-2016 achievements Source:Company Full cost base including Depreciation and Amortization Including Manufacturing temporaries Excluding impact of variation in fixed asset suppliers Headcount(2) Total Capex(3) Marine monthly cost structure(1) (61)% G&A expenses (number of employees) Base (m$) (m$) (47)% (75)% (54)%

Multi-Client Net Book Value 2016

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,600 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 12th, 2017	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer